UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 29, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure - Order passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”) for the withdrawal of the scheme of amalgamation for amalgamation of HDFC Property Ventures Limited (“HPVL”) and HDFC Venture Capital Limited (“HVCL”) with and into HDFC Capital Advisors Limited (“HCAL”)

July 29, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs / Madams,

Sub:

Disclosure - Order passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”) for the withdrawal of the scheme of amalgamation for amalgamation of HDFC Property Ventures Limited (“HPVL”) and HDFC Venture Capital Limited (“HVCL”) with and into HDFC Capital Advisors Limited (“HCAL”)

This is in connection with the intimations made by erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) (since amalgamated with and into HDFC Bank Limited, with effect from July 1, 2023) informing that the Boards of Directors of HPVL, HVCL and HCAL at their respective meetings held on May 22, 2023, had inter alia decided to withdraw the scheme of amalgamation for the amalgamation of HPVL and HVCL with and into HCAL; and also informing about divestment of the entire equity stake held by erstwhile HDFC Limited in HPVL and HVCL. Further, On July 1, 2023, HCAL (which was subsidiary of erstwhile HDFC Limited) became a subsidiary of HDFC Bank Limited.

In continuation of the aforesaid letters, we wish to inform that pursuant to the necessary application that was made in this regard, the NCLT vide its order dated July 28, 2023, has allowed the application of withdrawal of the said scheme of amalgamation for the amalgamation of HPVL and HVCL with and into HCAL. A copy of the order has been uploaded on the website of NCLT and is available at https://nclt.gov.in/gen_pdf.php?filepath=/Efile_Document/ncltdoc/casedoc/2709138063252023/04/Order-Challenge/04_order-Challange_004_169054742161854490464c3b4dd390a5.pdf. A certified copy of the order is awaited.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary